





Fund Ticker

GLNK

Grayscale Chainlink Trust ETF

Pioneering *exposure* to Chainlink

As of 11/28/2025

Grayscale has pioneered exposure to the high-performance, open source blockchain in Chainlink since 2021. The Grayscale Chainlink Trust ETF is an ETP that invests directly in LINK, the token underlying the Chainlink protocol. Ticker: GLNK may deliver benefits to a wide spectrum of investors across several categories.

GLNK, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Investment Objective

The investment objective of the Grayscale Chainlink Trust ETF (the "Fund") is for the value of the shares (based on LINK per Share) to reflect the value of the LINK held by the Fund., determined by reference to the Index Price, less the Fund's expenses and other liabilities.

Exposure to LINK

Grayscale Chainlink Trust ETF (GLNK) offers investors exposure to Chainlink in the form of an ETP, listed on NYSE Arca. Each share of the Fund represents ownership in the Fund, the sole assets of which are Chainlink. Investors gain exposure to Chainlink within a traditional brokerage account with all the benefits of an ETP.

Tracks the Price of Chainlink

The spot price of Chanlink is defined by market participants across multiple constituent exchanges for the most representative spot price. Each exchange's contribution is weighted by its trailing 24-hour trading volume with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices/ccix.

Cost Efficiency

At an expense ratio of 0.35% GLNK presents investors with one of the most cost-effective ETPs for Chainlink exposure.

Convenience

The Fund can help remove the frictions and operational burdens of managing Chainlink, without the challenges of buying, storing, safekeeping, and staking the token directly.

Expert Sponsor

The Fund is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Growth of Hypothetical $10,000 (since inception)

The cumulative return of the Net Asset Value of GLNK. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
11/18/2021
2/18/2022
5/18/2022
8/18/2022
11/18/2022
2/18/2023
5/18/2023
8/18/2023
11/18/2023
2/18/2024
5/18/2024
8/18/2024
11/18/2024
2/18/2025
5/18/2025
8/18/2025
Index
GLNK

As of 10/01/2025 the Fund tracks the CoinDesk LINK CCIXBer Reference Rate (CLINKR). Prior to this date, the Fund tracked the CoinDesk Chainlink Price Index (LNX).

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Key Investment Themes for Chainlink

Leading Blockchain Infrastructure

As a leading Oracle, Chainlink connects trusted external data and information to blockchains and serve as middleware between on-chain and off-chain. Including streaming market data and ensuring safe and compliant cross-chain operations.

Conduit Between Crypto and TradFi

Chainlink has built integrations between traditional finance platforms .and blockchain networks. These partnerships include leading asset managers, banks, and payment networks.

Key Layer for Tokenization

From event outcomes to investment funds, Chainlink is emerging as the connective tissue of Web3. Chainlink provides the trust layer that underpins on-chain asset creation, valuation, and settlement, making it a foundational component of the tokenized economy.

Returns*

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
LINK CCIXBER Benchmark (CLINKR)	X	X	X	X	X	X	X	X	X

Cumulative

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Nav	2.71%	31.54%	64.82%	5.86%	31.54%	475.00%	X	X	-6.99%
LINK CCIXBER Benchmark (CLINKR)	2.98%	32.40%	66.95%	7.89%	34.91%	519.96%	X	X	2.49%

Annualized**

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Nav	2.71%	31.54%	64.82%	5.86%	31.54%	79.15%	X	X	-1.86%
LINK CCIXBER Benchmark (CLINKR)	2.98%	32.40%	66.95%	7.89%	34.91%	83.70%	X	X	0.64%

*The performance table shows the Fund's performance for the time periods shown from inception through 11/29/2025. GLNK was a private placement until 12/022025, when it uplisted to an ETP. The Fund's performance prior to 12/01/2025 is based on market-determined prices on the OTCQX marketplace and on the Fund's performance without an ongoing share creation and redemption program. Effective as of 12/02/2025, the Fund established an ongoing share creation and redemption program and the shares of the Fund were listed to NYSE Arca. Hence, the Fund's returns for periods prior to 12/02/2025 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund's performance for periods subsequent to 12/02/2025.

Expenses reflected in the performance from inception on 11/18/2021 to 12/02/2025 reflects fees of the Fund when the Fund was structured as a private placement while returns after this date reflect the expenses of the Fund after registration as an exchange traded product as reported in the current prospectus.

**Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Investing involves risk, including possible loss of principal. An investment in GLNK is subject to a high degree of risk and volatility. GLNK is not suitable for an investor that cannot afford the loss of the entire investment. An investment in GLNK is not a direct investment in Chainlink.

www.grayscale.com
info@grayscale.com
866-775-0313





GRAYSCALE®

Fund Ticker

GLNK

Grayscale Chainlink Trust ETF

Pioneering *exposure* to Chainlink

As of 11/28/25

Fund Details

Inception Date:	2/26/2021
NYSE Listing Date:	12/02/2025
Benchmark Index:	CoinDesk Chainlink Blended Reference Rate CCIXber
Assets Under Management:	$22,620,000
Shares Outstanding:	1,469,810
Net Asset Value (NAV):	$14.57
Chainlink per Share:	0.88965475
Total Chainlink in Fund:	1,652,113
Fund Expense Ratio:	0.35%

Trading Details

Ticker:	GLNK
Bloomberg IOPV Ticker:	GLNK.IV
Index Ticker:	CLINKR
CUSIP:	38963V106
ISIN:	US38963V1061
Primary Exchange:	NYSE Arca

Service Providers & Structure

Sponsor:	Grayscale Investments Sponsors, LLC
Index Provider:	CoinDesk Indices, Inc.
Fund Administrator:	BNY
Custodian:	Coinbase Custody Trust Company, LLC
Auditor:	KPMG LLP
Delaware Statutory Trustee:	CSC Delaware Trust Company

Important Disclosures

Please read the prospectus carefully before investing in Grayscale Chainlink Trust ETF ("GLNK" or the "Fund"). This piece must be preceded or accompanied by a prospectus. Foreside Fund Services, LLC is the Marketing Agent for GLNK.

An investment in the Fund involves risks, including possible loss of principal. The Fund holds Chainlink; however, an investment in the Fund is not a direct investment in Chainlink. As a non-diversified and single industry Fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Chainlink, and consequently the value of the Fund.

Shares of any ETF are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Fund's Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Chainlink ETPs. Please refer to the Fund's filings with the Securities and Exchange Commission for additional information.

Extreme volatility of trading prices that many digital assets, including Chainlink, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Chainlink Trust ETF and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

Fund History and Returns

Performance prior to 11/XX/2025, shares of the Fund were offered only in private placement transactions exempt from registration under the Securities Act of 1933 and were quoted on the OTCQX® Best Market. GLNK did not have an ongoing share creation and redemption program. Effective as of 10/29/2025, the shares of the Fund were listed to NYSE Arca as an exchange-traded product, Prior to 10/29/2025, the Fund did not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Fund's performance prior to 10/29/2025 is based on market-determined prices on the OTCQX, while the Fund's performance following such date is based on market-determined prices on NYSE Arca. As a result, the Fund's historical data prior to 10/29/2025 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund's performance following that date.

As of 11/XX/2025 the Fund tracks CoinDesk LINK CCIXber Reference Rate, prior to this date the Fund tracked the CoinDesk Chainlink Price index. The CoinDesk LINK CCIXber Reference Rate provides a USD-dominated reference rate for the spot price of Chainlink. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. As of 10/1/2025 the Fund tracks CoinDesk Chainlink CCIXBer Reference Rate. Prior to this date the Fund tracked the CoinDesk Chainlink Price Index.